UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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10029784

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

SEC FILE NUMBER
8 – 53689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KELLOGG CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY, 4th FLOOR
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Almerini — (212) 607-5027
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis Almerini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELLOGG CAPITAL MARKETS, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIE LOSSMANN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LO6134871
Qualified In New York County
My Commission Expires October 11, 2013

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELLOGG CAPITAL MARKETS, LLC

(F/K/A KELLOGG SPECIALIST GROUP, LLC)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Kellogg Capital Markets, LLC:

We have audited the accompanying consolidated statement of financial condition of Kellogg Capital Markets, LLC (the "Company") (F/K/A Kellogg Specialist Group, LLC) as of December 31, 2009. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Kellogg Capital Markets, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 25, 2009

KELLOGG CAPITAL MARKETS, LLC
(F/K/A KELLOGG SPECIALIST GROUP, LLC)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 1,586,179
Receivable from clearing brokers	1,278,056
Commissions receivable	215,923
Securities owned:	
Marketable, at fair value	312,448,040
Not readily marketable, at fair value	1,356,344
Accrued interest and dividends receivable	272,590
Secured demand note collateral, at face value (fair market value of collateral - $148,817,147)	60,000,000
Equipment, computers and leasehold improvements (net of accumulated depreciation and amortization of $3,030,170)	1,328,048
Specialist lists and equity book (net of accumulated amortization of $21,489,452)	12,062,634
Other assets	2,579,180
TOTAL ASSETS	$ 393,126,994

LIABILITIES AND MEMBERS' CAPITAL

Payable to clearing brokers	$ 140,037,048
Securities sold, but not yet purchased, at fair value	144,857,122
Accrued expenses and other liabilities	5,200,933
Accrued interest on subordinated notes	502,701
TOTAL LIABILITIES	290,597,804
Liabilities subordinated to the claims of general creditors	60,000,000
Members' capital	42,529,190
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 393,126,994

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Kellogg Capital Markets, LLC (the "Company") (formerly known as Kellogg Specialist Group, LLC) is a broker-dealer in securities and registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the New York Stock Exchange ("NYSE"), the Securities Investor Protection Corporation ("SIPC") and the NASDAQ Stock Market ("NQX"). The Company was formed on December 17, 2001.

On July 1, 2009, the Company purchased the assets of Kellogg Capital Group, LLC (the "Group"), a company under common ownership, pursuant to an asset purchase agreement.

On September 1, 2003, the Group formed a subsidiary, Kellogg Partners Institutional Services, LLC (the "Subsidiary") that provides execution services for institutional customers through riskless principal transactions for listed and over-the-counter traded securities. The Subsidiary is registered with the SEC and is a member of FINRA and was included in the assets sold by Group to the Company on July 1, 2009.

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. All resulting gains and losses are included in members' capital.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions.

c) Depreciation and Amortization

Equipment, computers, leasehold improvements, specialist lists and equity books are carried at cost and depreciated over their estimated useful lives.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Income Taxes

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT"). The Company reports all items of income or loss from the Subsidiary along with its income tax returns.

e) Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and the Subsidiary. All intercompany transactions and accounts have been eliminated.

f) Use of Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were assumed in preparing the consolidated statement of financial condition.

g) Fair Value Measurement – Definition, Hierarchy and Valuation

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

The Company values common equity securities owned and common equity securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company values preferred equity securities owned and preferred equity securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company values its private common and preferred equity securities owned by periodically reviewing inputs from factors such as cash flow projections, internally prepared financial data and other information available on the industries in which the private companies operate. These inputs are largely unobservable but are based on assumptions that market participants would use in pricing the securities.

The Company values convertible and nonconvertible corporate bond securities owned and convertible and nonconvertible corporate bond securities sold short that are freely tradable by using over-the-counter (OTC) price quotations from other dealers, market makers and various publications.

The Company values private convertible and nonconvertible corporate bond securities owned by using over-the-counter (OTC) price quotations of similar company issues, with similar credit ratings and adjusted for delayed or defaulted interest payments.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The Company conducts business with its clearing brokers for its own proprietary accounts. The clearing and depository operations for the Company's institutional proprietary transactions are performed by its clearing brokers pursuant to clearing agreements. All securities positions, and the receivable from and payable to the clearing brokers reflected on the consolidated statement of financial condition, are positions carried by and amounts receivable from and payable to these clearing brokers.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital equal to $1,000,000. At December 31, 2009, the Company had net capital of $59,672,883 which was $58,672,883 in excess of its requirement.

NOTE 4 - RETIREMENT PLAN

The majority owner of the Company offers a 401(k) retirement plan (the "Plan") covering all eligible employees of the Company and the Subsidiary. Participants become eligible six months after their employment commencement date, provided the employee is scheduled to complete at least 500 hours of service, and may enter the Plan on the first day of the month upon satisfying the eligibility requirements.

Participants may contribute up to 100% of their annual compensation, not to exceed $16,500 in contributions and $5,500 in catch-up-contributions for 2009. The Company matches 50% of each eligible participant's contribution. Effective January 1, 2007, a participant vests at 20% per year after completing two years of service and is 100% vested after seven years of credited service.

NOTE 5 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has subordinated loans totaling $60,000,000; all of which are secured demand notes and mature as follows:

	Total
Years ending December 31,	
2010	$ 20,400,000
2011	34,030,000
2012	2,500,000
2013	3,070,000
Totals	$ 60,000,000

Subordinated loans pursuant to secured demand note agreements in the amount of $56,470,000 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the FINRA and are available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and FINRA's capital regulations governing the withdrawal of subordinated debt.

NOTE 6 - SIGNIFICANT GROUP CONCENTRATION OF COUNTERPARTY RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (counterparty risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparty, primarily broker-dealers, banks and other financial institutions, with which it conducts business.

As of December 31, 2009, there were no material customer accounts having unsecured debit balances that presented any risk.

NOTE 7 - COMMITMENTS

The Company has an operating lease for office space for itself and its Subsidiary in New York. The minimum future lease payments are as follows:

Years ending December 31,	Total
2010	$ 576,510
2011	576,510
2012	576,510
2013	576,510
2014	504,446
Totals	$ 2,810,486

The lease has various provisions for escalation, additional rent and charges as well as termination options that will affect the minimum future lease payment amounts listed above. The Subsidiary also has an office on Long Island, NY whereby it has a lease on the office space there that is due to expire May 31, 2010. The future minimum payments under this lease agreement are $7,500 for the year ending December 31, 2010. In addition, the Subsidiary also has an office in Boston, MA. The Subsidiary has an operating lease on this office space that is due to expire August 31, 2011. The minimum future payments under this lease agreement are $30,000 for the year ending December 31, 2010 and $20,000 for the year ending December 31, 2011.

NOTE 8 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2009. See Note 1 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets Securities owned	Level 1	Level 2	Level 3	Total
Common equity securities	$291,298,487	$ -	$ 2,220,074	$293,518,561
Options on equity securities	38,285	-	-	38,285
Preferred equity securities	9,858,192	-	60,000	9,918,192
Convertible and nonconvertible corporate bond securities	-	9,316,346	1,013,000	10,329,346
Total	$301,194,964	$ 9,316,346	$ 3,293,074	$ 313,804,384
% of Total	95.98%	2.97%	1.05%	100.00%

Liabilities Securities sold short	Level 1	Level 2	Level 3	Total
Common equity securities	$144,045,429	$ -	$ -	$ 144,045,429
Options on equity securities	3,005	-	-	3,005
Preferred equity securities	785,588	-	-	785,588
Convertible and nonconvertible corporate bond securities	-	23,100	-	23,100
Total	$144,834,022	$ 23,100	$ -	$ 144,857,122
% of Total	99.98%	0.02%	0.00%	100.00%

The following table presents a reconciliation of Level 3 assets and liabilities measured at fair value for the year ended December 31, 2009.

	Level 3
Balance December 31, 2008	$ -
Realized and Unrealized Gains (Losses)	(3,041,667)
Net Purchases (Sales)	6,334,741
Balance December 31, 2009	$ 3,293,074

NOTE 9 - SOFT DOLLAR TRANSACTIONS

The Subsidiary provides its customers research services through third party vendors based on pre-existing arrangements.

Included in the other assets is $44,532 of prepayments related to these soft dollar arrangements, made to third party vendors, for which corresponding commissions have yet to be earned by the Subsidiary.

Included in the other liabilities is $692,382 related to these soft dollar arrangements that have been accumulated but have not been used to pay for third party services by the Subsidiary as of December 31, 2009.